SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-04169

NOTIFICATION OF LATE FILING

     (Check One): ___Form 10-K ___Form 11-K ___Form 20-F    X  Form 10-Q
    Form N-SAR
     For Period Ended: March 29, 2003
__Transition Report on Form 10-K         ___Transition Report on Form 10-Q
__Transition Report on Form 20-F          ___Transition Report on Form N-SAR
__Transition Report on Form 11-K
     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant     SYS
Former name if applicable
     Systems Associates Inc. of California
Address of principal executive office
     5050 Murphy Canyon Road, Suite 200
City, state and zip code San Diego, California 92123

PART II
RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    The Company will be filing an amended December 28, 2002 10-QSB, which will reflect a change in earnings. This has delayed the completion of the Company's March 29, 2003 10-QSB financial review by our auditor, J. H. Cohn LLP and therefore our March 29, 2003 10-QSB can't be filed by the required date, May 12, 2003. We fully anticipate having the March 29, 2003 10-QSB complete and filed within the extension allowed with this 12b-25 filing.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
Michael W. Fink                                                    (858) 715-5500 ext.302
          (Name)                                                  (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).

 X Yes    No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

X Yes    No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company will file an amended December 28, 2002 10-QSB, which will reflect $890,000 in additional costs for the quarter.  The Company had $140,000 in costs associated with the proposed acquisition of AP Labs that were erroneously capitalized.  In connection with the dismissal of a lawsuit, on January 9, 2003, the Company signed a license agreement with C-Cubed Corporation ("C-Cubed") whereby the Company received a five year exclusive license to manufacture and sell C-Cubed's "ViewCASE".  ViewCASE is a portable, briefcase-sized videoconferencing system.  The Company paid C-Cubed $150,000 cash and 261,552 shares of the Company's common stock with a fair value of approximately $600,000.  Although the lawsuit was dismissed subsequent to quarter end, this is a type one subsequent event and therefore should have been included in the December 28, 2002 10-QSB.

SYS
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 13, 2003                                     By /s/ Michael W. Fink
                                                                         Michael W. Fink, Secretary